Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 29, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Olstein All Cap Value Fund
Olstein Strategic Opportunities Fund

Dear Ms. Vroman-Lee:

The purpose of this letter is to respond to the comments you provided on March 26, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 343 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Olstein All Cap Value Fund (the “All Cap Value Fund”) and the Olstein Strategic Opportunities Fund (the “Strategic Opportunities Fund”) as series of the Trust.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

General Comments

1.	Please provide a copy of each Fund’s completed fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

All Cap Value Fund
Shareholder Fees (fees paid directly from your investment)	Adviser Class	Class C
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Adviser Class	Class C
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	None	1.00%
Other Expenses	0.16%	0.16%
Acquired Fund Fees and Expenses (1)	0.02%	0.02%
Total Annual Fund Operating Expenses (2)	1.18%	2.18%

(1)
“Total Annual Fund Operating Expenses” shown in the above table differ from the ratio of expenses to average net assets shown in the Financial Highlights because the Financial Highlights exclude acquired fund fees and expenses.

(2)
“Total Annual Fund Operating Expenses” shown in the above table reflect current fees for the Fund, rather than those of the Fund’s predecessor, the Olstein All Cap Value Fund  series of The Olstein Funds

Expense Example
The expense examples below are intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The examples assume you invest $10,000 for the time periods indicated and then either redeem or do not redeem your shares at the end of those periods.  The examples also assume that your investment has a 5% return each year and that the operating expenses remain the same.  The examples below do not reflect any transaction fees that may be charged by a financial intermediary or commissions that a shareholder may be required to pay directly to its financial intermediary when buying and selling Adviser Class shares. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Adviser Class	$120	$375	$649	$1,432
Class C (assuming sale of all shares at end of period)	$321	$682	$1,169	$2,513
Class C (assuming no sale of shares)	$221	$682	$1,169	$2,513

Strategic Opportunities Fund

Shareholder Fees (fees paid directly from your investment)	Adviser Class	Class A	Class C
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None	5.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None	None(1)	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Adviser Class	Class A	Class C
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	0.25%	1.00%
Other Expenses	0.31%	0.31%	0.31%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%	0.01%

Total Annual Fund Operating Expenses	1.32%	1.57%	2.32%
Less: Fee Waiver/Plus: Fee Recoupment (3)	None	None	None
Total Annual Fund Operating Expenses (4)	1.32%	1.57%	2.32%

(1)
Purchases of $1 million or more, or purchases into account(s) with accumulated value of $1 million or more that were not subject to a front-end sales charge are subject to a CDSC of 1.00% if sold within one year of the purchase date.

(2)
Total Annual Fund Operating Expenses shown in the above table differ from the ratio of expenses to average net assets shown in the Financial Highlights because the Financial Highlights exclude acquired fund fees and expenses.

(3)
OCM has contractually agreed to waive its management fees and/or pay Fund expenses, in order to ensure that Total Annual Fund Operating Expenses of each class of shares (excluding Rule 12b-1 fees, shareholder servicing fees, AFFE, interest expense, taxes, and non-routine expenses) do not exceed 1.35% of the average daily net assets of the Fund.  Fees waived and expenses paid by OCM under this Operating Expenses Limitation Agreement may be recouped by OCM for a period of thirty-six months following the month during which such fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver or expense payment occurred, or at the time of recoupment.  The Operating Expenses Limitation Agreement is indefinite in term and cannot be terminated through at least October 28, 2019. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees or OCM.

(4)
“Total Annual Fund Operating Expenses” shown in the above table reflect current fees for the Fund, rather than those of the Fund’s predecessor, the Olstein Strategic Opportunities Fund series of The Olstein Funds.

Expense Example
The expense examples below are intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The examples assume you invest $10,000 for the time periods indicated and then either redeem all or do not redeem shares at the end of those periods.  The examples also assume that your investment has a 5% return each year and that the operating expenses (including capped expenses for the Funds for the periods described in the footnotes to the fee tables) remain the same.  The examples below do not reflect any transaction fees that may be charged by a financial intermediary or commissions that a shareholder may be required to pay directly to its financial intermediary when buying and selling Adviser Class shares.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Adviser Class	$134	$418	$723	$1,590
Class A	$701	$1,018	$1,358	$2,315
Class C (assuming sale of all shares at end of period)	$335	$724	$1,240	$2,656
Class C (assuming no sale of shares)	$235	$724	$1,240	$2,656

2.	Please confirm that the Funds intend to file a proxy statement/prospectus on Form N-14.

The Trust responds by noting that it filed a proxy statement/prospectus on Form N-14 on May 31, 2018, and the disclosure in the proxy statement/prospectus will be revised to conform with the information included in this response letter, as well as in response to any SEC staff comments on the proxy statement/prospectus.

Principal Investment Strategies – All Cap Value Fund

3.
Page 2 of the All Cap Value Fund Prospectus includes disclosure that the “The Fund uses several valuation methods to determine private market value, all of which emphasize expected future free cash flow (after capital expenditures and working capital needs).” Please revise or supplement the existing disclosure to more clearly define “future free cash flow.”

The Trust responds by revising the disclosure as follows:

“The Fund uses several valuation methods to determine private market value, all of which emphasize expected future free cash flow.  Future free cash flow represents the cash that a company is able to generate from operations after any required investment to maintain or expand its asset base (i.e., after required capital expenditures and working capital needs).”

4.
Page 2 of the All Cap Value Fund Prospectus includes disclosure that “The Fund will invest in companies without regard to whether they are conventionally categorized as small, medium, or large capitalization or whether they are characterized as growth (growth is a component of the Fund’s definition of value), value, cyclical, or any other category.” Please clarify, will the Fund invest without regard to all of those factors or will the Fund invest without regard to either market capitalization or the other listed factors, but not both? In addition, please revise or add additional disclosure to explain how growth is a component of the Fund’s definition of value.

The Trust responds by clarifying that the Fund invests without regard to a portfolio company’s market capitalization and without regard to whether the portfolio company or its stock are characterized by the financial press as being a growth stock, value stock, cyclical stock, etc. OCM’s assessment of a company’s intrinsic value relative to its market price is the key determinant influencing all investment decisions.  In addition, the Trust responds by revising the disclosure to delete the parenthetical “(growth is a component of the Fund’s definition of value).”

5.	If the All Cap Value Fund intends to concentrate in one or more sectors, please add appropriate disclosure to the principal investment strategies and principal risks for the Fund.

The Trust responds by confirming that the All Cap Value Fund does not intend to concentrate in any sectors as a principal investment strategy.

6.
Page 2 of the Prospectus discloses that the All Cap Value Fund “may invest up to 20% of its net assets in foreign securities that are traded in U.S. dollars, but the Fund’s foreign investments will be limited to investments in developed countries, rather than countries with developing or emerging markets.” The Staff considers the language “rather than countries with developing or emerging markets” to be an impermissible negative investment strategy. Please delete.

The Trust responds by noting that the disclosure in question is designed to be explanatory in nature (i.e., to further investor understanding of the nature of developed countries).  In response to the SEC Staff comment, the Trust responds by revising the disclosure to indicate that the All Cap Value Fund:  “may invest up to 20% of its net assets in foreign securities that are traded in U.S. dollars, ~~but~~ and will limit the Fund’s foreign investments ~~will be limited~~ to investments in developed countries, rather than countries with developing or emerging markets.”

Principal Risks – All Cap Value Fund

7.	Please revise the “Management Risk” on page 3 of the Prospectus to include language that the All Cap Value Fund is actively managed.

The Trust responds by revising the disclosure as follows:

“Management Risk.  The Fund is actively managed and may not meet its investment objective or may underperform the market or other mutual funds with similar strategies if OCM cannot successfully implement the Fund’s investment strategies.”

8.
Given the disclosure in the All Cap Value Fund’s principal investment strategy that the Fund may invest in growth companies as a principal investment strategy, please add a growth style investing risk to the “Principal Risks” disclosure.

The Trust responds by  noting that the Fund does not invest in growth companies as a principal investment strategy, and is revising the principal investment strategy disclosure to delete the parenthetical “(growth is a component of the Fund’s definition of value)” as described in response to an earlier comment.  Therefore, no additional risk disclosure is necessary.

Performance – All Cap Value Fund

9.	Please confirm that the All Cap Value Fund is the accounting and performance survivor of the Predecessor Fund.

The Trust responds by confirming that the All Cap Value Fund will be the accounting and performance survivor and that the N-14 includes an accounting and performance survivor analysis.

10.
Page 3 of the Prospectus includes disclosure that “The bar chart and the performance table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class C shares of the Predecessor Fund from year to year and by showing how the average annual returns of Class C shares and Adviser Class shares of the Fund over time compare to the performance of the Russell 3000® Value Index and Russell 3000® Index.  The Russell 3000® Value Index and Russell 3000® Index represent broad measures of market performance.” Please include the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.

The Trust respectfully declines to add additional disclosure as it believes the current disclosure complies with the requirements of Instruction 2(b). The current disclosure indicates that the Russell 3000® Index, in addition to the All Cap Value Fund’s primary benchmark, represents a broad measure of market performance.

Portfolio Managers – All Cap Value Fund

11.	Please indicate whether Robert A. Olstein and Eric R. Heyman are jointly and primarily responsible for the management of the All Cap Value Fund, as required by Instruction 1 to Item 5(b) of Form N-1A.

The Trust respectfully declines to add additional disclosure noting that Item 5 requires a fund to state the persons primarily responsible for management of the Fund but not whether they are jointly and primarily responsible for management of the Fund. The Trust further notes that Page 19 of the Prospectus includes disclosure with respect to Mr. Olstein that he “has primary responsibility and final decision-making authority for the management of the Funds’ portfolios of securities” and with respect to Mr. Heyman that he “works with Mr. Olstein in the day-to-day decision-making and portfolio activities for each Fund.” Fund management wants to avoid any disclosure changes pertaining to the roles and responsibilities of the portfolio management team, since the proposed reorganization of the existing Olstein funds into the new series of Managed Portfolio Series will not involve any change in these long-standing roles and responsibilities.

Fees and Expenses –Strategic Opportunities Fund

12.
Footnote 4 to the Strategic Opportunities Fund fees and expenses indicates the expense cap of 1.35% for the Adviser Class shares of the Fund. Please revise footnote 4 to include the expense cap for the Class A and Class C shares of the Fund.

The Trust respectfully declines to revise footnote 4. The footnote accurately describes the Operating Expenses Limitation Agreement (the “OELA”) between the OCM and the Trust, on behalf of the Strategic Opportunities Fund, under which OCM agrees to waive management fees and/or pay Fund expenses in order to ensure that Total Annual Fund Operating Expenses of each class (excluding Rule 12b-1 fees, AFFE, interest expense, taxes, and nonroutine expenses) do not exceed 1.35% of the average daily net assets of the Fund. (emphasis supplied).  Per the terms of the OELA, certain items are excluded from the expense cap, including Rule 12b-1 fees. Footnote 4 identifies the expenses, including Rule 12b-1 fees that are excluded from the expense cap. The Total Annual Fund Operating Expenses for Class A shares and Class C shares exceed 1.35% due to Rule 12b-1 fees that are excluded from the expense cap.

Principal Investment Strategies – Strategic Opportunities Fund

13.
Page 7 of the Prospectus includes disclosure that the “The Fund uses several valuation methods to determine private market value, all of which emphasize expected future free cash flow (after capital expenditures and working capital needs).” Please revise or supplement the existing disclosure to define “future free cash flow.”

The Trust responds by referencing its earlier answer to comment no. 3.

14.
Page 7 of the Prospectus states “the Fund may employ a distinctive approach; opportunistically engaging as an activist investor in small- to mid-sized companies where OCM perceives that such an approach is likely to add value to the investment process.” Please clarify whether the Fund intends to invest in private companies as a principal investment strategy and, if so, add applicable strategy and risk disclosure. Additionally, please confirm supplementally that the Strategic Opportunities Fund will limit its investment in illiquid securities to 15% of the Fund’s net assets.

The Trust does not intend to invest in private companies as a principal investment strategy and will limit its investments in illiquid securities to 15% of the Fund’s net assets.

15.
Page 7 of the Prospectus discloses that the Strategic Opportunities Fund may “invest up to 20% of its net assets in foreign securities that are traded in U.S. dollars, but the Fund’s foreign investments will be limited to investments in developed countries, rather than countries with developing or emerging markets.  The Staff considers the language “rather than countries with developing or emerging markets” to be an impermissible negative investment strategy. Please delete that disclosure.

The Trust responds by referencing its earlier answer to comment no. 6.

Principal Risks – Strategic Opportunities Fund

16.	Please revise the “Management Risk” on page 8 of the Prospectus to include language that the All Cap Value Fund is actively managed.

The Trust responds by referencing its earlier answer to comment no. 7.

Performance – Strategic Opportunities Fund

17.	Please confirm that the Strategic Opportunities Fund is the accounting and performance survivor of the Predecessor Fund.

The Trust responds by confirming that the All Cap Value Fund will be the accounting and performance survivor and that the N-14 includes an accounting and performance survivor analysis.

18.
Page 3 of the Prospectus includes disclosure that “The bar chart indicates the risks of investing in Class C shares of the Fund by showing the changes in the performance of the Class C shares of the Fund from year to year (on a calendar year basis).  The table shows how the average annual returns of the Adviser Class, Class A and Class C shares for the one-, five- and ten-year periods, or since inception, as applicable, compare with those of the Russell 2500TM Value Index and Russell 2500TM Index. The Russell 2500TM Value Index and Russell 2500TM Index represent broad measures of market performance.” Please include the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.

The Trust respectfully declines to add additional disclosure as it believes the current disclosure complies with the requirements of Instruction 2(b). The current disclosure indicates that the Russell 2500TM Index, in addition to the All Cap Value Fund’s primary benchmark, represents a broad measure of market performance.

19.	Please review and revise the “Since Inception” returns in the “Average Annual Total Returns” table on page 10 of the Prospectus.

The Trust responds that a placeholder for “Since Inception” returns was inadvertently included in PEA 343 for Class shares and revises the “Average Annual Total Returns” table as follows:

	Average Annual Total Returns for the periods ended December 31, 2017
	One Year	Five Year	Ten Year	Since Inception
Class C
Return Before Taxes	4.10%(1)	11.00%	7.94%	6.86%
Return After Taxes on Distributions	4.10%(1)	9.49%	7.20%	6.19%
Return After Taxes on Distributions and Sale of Fund Shares	2.32%(1)	8.46%	6.33%	5.45%
Class A
Return Before Taxes(2)	0.06%	10.57%	8.14%	7.09%
Adviser Class
Return Before Taxes	6.22%	N/A	N/A	1.87%
Russell 2500TM Value Index	10.36%	13.27%	8.82%	7.65%
Russell 2500TM Index	16.81%	14.33%	9.22%	8.85%
(1)
The 1 Year total return figures for Class C assume that the shareholder redeemed at the end of the first year and paid the CDSC of 1.00%.  The average annual total returns for Class C shown for 5 Years and 10 Years do not include the CDSC because there is no CDSC if shares are held longer than 1 year.

(2)	The total return figures for Class A include the maximum front-end sales charge of 5.50% imposed on purchases.

Portfolio Managers – Strategic Opportunities Fund

20.
Please indicate whether Robert A. Olstein and Eric R. Heyman are jointly and primarily responsible for the management of the Strategic Opportunities Fund, as required by Instruction 1 to Item 5(b) of Form N-1A.

The Trust responds by referencing its earlier answer to comment no.11.

Principal Investment Strategies – Item 9 Disclosures

21.
Page 13 of the Prospectus includes disclosure that, with respect to the All Cap Value Fund, “OCM generally seeks to invest in companies with a cash flow yield (estimated free cash flow divided by market capitalization) that significantly exceeds the prevailing yield of three-year U.S. Treasury securities.” Please revise this sentence in plain English and explain why U.S. treasuries are an appropriate comparative barometer for an equity fund such as the All Cap Value Fund.

The quoted disclosure was simply intended to indicate that one aspect of OCM’s value investment strategy is to seek to invest in equity securities with yield characteristics that significantly exceed available risk-free rates (i.e., the interest rates available through investment in U.S. Treasury securities).  The Trust will respond to the comment by removing the quoted language and replacing it with the following:  “The Fund generally seeks to invest in companies which OCM determines have valuations that are materially less than their market prices.  Valuations are based on a proprietary formula which compares free cash flow yields (free cash flow divided by market capitalization) to prevailing interest rates, rather than comparing to relative price/earnings ratios of similar companies or to prevailing price/earnings ratios in overall markets.”

22.
Page 14 of the Prospectus includes disclosure that the All Cap Value Fund “does not utilize more conventional measures such as the number of years in business, sensitivity to economic cycles, industry categorization or the volatility of a company’s stock price when assessing the quality of a company.” Please delete this language as the Staff considers it an impermissible negative investment strategy.

  The Trust respectfully declines to remove the disclosure and indicates, supplementally, that the disclosure is intended to provide meaningful explanatory information about the investment decision-making process, rather  than to provide or describe a negative investment strategy.

23.	Please revise the headings for the “Other Investment Strategies” sections on pages 15 and 16 of the Prospectus to indicate those strategies are non-principal.

The Trust responds by changing the heading for those sections to “Non-Principal and Other Investment Strategies.”

Principal Risks of Investing in the Funds

24.
The Staff notes that Page 16 of the Prospectus includes a “Stock Market and Management Risk” applicable to both the All Cap Value Fund and Strategic Opportunities Fund but that the summary section for each Fund includes a “General Market Risk” as opposed to a “Stock Market Risk.” Please advise or revise.

The Trust responds by revising the heading for the risk factor on Page 16 of the Prospectus to “General Market and Management Risk.”

Portfolio Managers

25.
The Staff notes that Eric R. Heyman’s biography on page 19 of the Prospectus states that he has “has written articles on investing for Crain’s Publications and the American Association of Individual Investors (AAII Journal).  He has also been quoted or featured in numerous business media outlets, such as The Wall Street Journal, The New York Times, SmartMoney, The Wall Street Transcript, and the Associated Press.” Please supplementally provide the Staff with links to such articles or appearances or remove the reference to such articles or appearances.

The Trust responds with the following:

American Association of Individual Investors (AAII Journal): http://www.aaii.com/authors/eric-heyman and http://www.aaii.com/journal/article/what-you-can-learn-from-shareholder-letters

Crain’s Publications: (Financial Week & Investment News): http://www.olsteinfunds.com/pdf/news/Which%20Way%20Forward%20FINANCIAL%20WEEK%2004.16.2007.pdf

http://www.olsteinfunds.com/pdf/olstein_a_case_for_not_talking_to_management.pdf

The Wall Street Transcript: http://www.olsteinfunds.com/pdf/Investing_in_the_Undervalued_Stocks_of_SMID_Companies.pdf

The Wall Street Journal: https://www.wsj.com/articles/SB10001424052702303496104575560471712553524

The New York Times: https://www.nytimes.com/2006/12/03/business/yourmoney/03gret.html

Redemptions-In-Kind

26.
Page 27 of the Prospectus, under “Redemption-in-Kind” includes disclosure that “a Fund may pay all or part of a shareholder’s redemption proceeds in portfolio securities with a market value equal to the redemption price (redemption-in-kind).” Please consider adding additional disclosure regarding whether the redemptions would be pro-rata slices of portfolio assets, individual securities or representative baskets.

The Trust respectfully declines to add additional disclosure. Although pro rata redemptions may be appropriate, the Trust will make such determinations if and when processing the redemptions-in-kind based on the particular circumstances.

Statement of Additional Information

27.
Page 31 of the SAI, following the “Fundamental and Non-Fundamental Investment Limitations,” includes disclosure that “Except with respect to borrowing and investments in illiquid securities, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.  With respect to borrowing, if at any time a Fund’s borrowings exceed one-third of its total assets (including the amount borrowed) less liabilities (other than borrowings), such borrowings will be reduced within three days, (not including Sundays and holidays) or such longer period as may be permitted by the 1940 Act, to the extent necessary to comply with the one-third limitation.” Please explain, in plain English, the Fund’s policy for illiquid securities.

The Trust responds by adding the following disclosure at the end of the aforementioned paragraph:

“If at any time a Fund’s illiquid securities are greater than 15% of its net assets, the Adviser and Trust will determine how to remediate the excess illiquid securities in accordance with the 1940 Act and the Funds’ policies and procedures.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.